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Timothy A. Geishecker, Esq.	Moscow	Tokyo
Senior Counsel	Munich	Washington, D.C.

Office of Financial Services

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	Avon Products Inc. Definitive 14A

filed March 23, 2007 (File No. 001-04881)

Dear Mr. Geishecker:

On behalf of our client, Avon Products, Inc. (“Avon” or the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated August 21, 2007 to Ms. Andrea Jung. The comments are repeated below and followed by the Company’s response.

Comment 1

Compensation Discussion and Analysis, page 22

1.

It does not appear that you have provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific targets used to determine incentive amounts. For example, on page 25 you discuss individual performance without elaborating on what factors you considered and how they are weighted. On page 28, you mention that target awards are based on quantitative and qualitative performance against the turnaround plan without disclosing targets. To the extent you believe that disclosure of the targets on performance objectives is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how

Timothy A. Geisheker, Esq.

October 19, 2007

likely it will be for you to achieve the undisclosed target levels or other factors. We note that you have considered targets for 2007 and subsequent years. Please revise to disclose such targets. See Instruction 4 to Item 402(b) of Regulation S-K.

Response

Avon intends to disclose for its named executive officers (“NEOs”) historical quantitative performance goals at the global level for incentive plans for which the performance period has been completed to the extent such historical quantitative performance goals provide material information necessary to an understanding by shareholders of the Company’s compensation policies and decisions regarding the NEOs pursuant to Instruction 1 of Item 402(b) of Regulation S-K and to the extent that such disclosure would not result in competitive harm to the Company.

We respectfully submit that Instruction 2 to Item 402(b) of Regulation S-K, like Instruction 1, does not require disclosure of performance goals for the current and future years, except to the extent they provide material information necessary to an understanding of the prior year’s compensation, i.e., the year for which compensation is disclosed in the related compensation tables. We believe that disclosing current and future performance targets does not provide material information if considered alone, because the Compensation Committee (the “Committee”) in Avon’s case exercises significant judgment and discretion in assessing performance against such goals, as further described below. Also, certain of the Company’s prospective targets may be linked to the Company’s strategic initiatives and multi-year turnaround plan that include competitive information, the disclosure of which could result in competitive harm to the Company if competitors become aware of the Company’s specific tactical strategy in implementing such initiative or turnaround. In future years, such targets for annual periods may have specific goals that are inter-related during the multi-year term of the program. In light of that linkage, competitive harm could result if proxy statement disclosure is made, either on a past, current or prospective basis, as it would allow competitors to be aware of, and to respond to, the Company’s specific competitive strategies.

The remainder of the comment response discusses each plan or award individually.

Annual Incentive Plan

Under the Company’s annual Executive Incentive Plan (“EIP”), the Committee establishes certain quantitative performance goals, which, if met, allow for the funding of a maximum bonus opportunity of 200% of the target award. As disclosed on page 25 of Avon’s 2007 proxy statement, in 2006, the quantitative performance goals allowing for such funding were global revenue and operating profit, each weighted 50%. The quantitative performance goals for Ms. Smith also included North America regional revenue and operating profit. These goals are based on the revenue and operating profit targets set forth in the Company’s confidential strategic business plan for each year. The target award for each of the NEOs in 2006 was as follows: 175% of salary for Ms. Jung; 85% of salary for Mr. Cramb; and 80% of salary for Ms. Smith and Mr. Connolly.

Timothy A. Geisheker, Esq.

October 19, 2007

After the Committee determines that the Company has achieved the relevant revenue and operating profit performance goals necessary to fund the bonus opportunities, the Committee uses its negative discretion to determine actual payouts for each NEO. In doing so, the Committee may not increase the amount of an award beyond that provided by the achievement of the quantitative performance goals (200% of target award), but it may and does adjust downward as a general matter to determine the actual payout to each NEO. As part of its payout analysis, the Committee looks at the NEO’s target award and, using its discretion, adjusts such award upward or downward based on the achievement of the same quantitative performance goals referenced above and individual contributions of each NEO (but in no case more than 200% of the target award). Financial performance relative to the pre-determined goals of revenue and operating profit is considered by the Committee in determining 70% of the actual payout. The other 30% of the actual payout is based on the Committee’s subjective assessment of each NEO’s roles and responsibilities in light of the Company’s strategic objectives. In the case of NEOs other than the CEO, the Committee also considers the CEO’s recommendation as part of this assessment.

In 2008, the Company intends to disclose the 2007 historical quantitative performance goals at the global level under the EIP. The Company does not, however, intend to disclose regional quantitative performance goals. The disclosure of such goals would result in competitive harm to the Company as it would allow competitors, especially those in the respective regions, to understand the confidential strategic business plans of the Company in each region and the key markets within that region. Specifically, disclosure of regional quantitative performance goals would enable competitors to understand: 1) the Company’s strategic plans relating to revenue, operating profit and, thus, spending in a particular region or key market, 2) the strategic weight the Company puts on each region or key market and 3) the extent to which the Company calibrated those plans based on market/competitive conditions. Given the dynamic nature of Avon’s business, disclosure of one year’s regional quantitative performance goals will provide competitors with insight into the Company’s short term priorities. More importantly, in future proxy statements as each additional year is discussed, the pattern of the Company’s investment strategies would become much more apparent. Thus, a competitor will be able to gain predictive capability by reviewing the regional and key market disclosure made in the 2010 proxy statement with respect to 2009, the 2009 proxy statement with respect to 2008 and so on, to the detriment of Avon. Competitors could understand the Company’s strategic decision to focus on revenue growth versus margin growth at a particular time and see how the Company’s focus shifted during the course of a year compared to the original plan. Competitors might then recognize how the Company reacts to competitive pressures and market circumstances and predict future behavior.

For example, as stated above, the quantitative performance goals for Ms. Smith included North America regional revenue and operating profit. As North America is primarily comprised of the United States business, disclosure of such goals would allow competitors to understand the revenue, operating profit and spending plans in one of the Company’s key markets. Furthermore, by comparing the business plan reflected in the goals

Timothy A. Geisheker, Esq.

October 19, 2007

against actual performance, a competitor would understand the strategy of the Company in the U.S. and how the Company strategically reacted to competitive pressures and other business developments in that market throughout the year. This, in turn, would give competitors insight into the future strategy of the Company in the U.S. thereby allowing such competitors to thwart the Company’s efforts, for example: i) by predicting the level or direction of the Company’s future advertising spend and reacting by outspending the Company before the Company takes any action in response; ii) by better understanding the Company’s pricing strategy and using that information to set its own prices in future years; and/or iii) by better understanding the Company’s spend on research, development and product innovation and re-calibrating its own spend in that area. In addition, the Company intends to disclose the degree of difficulty in attaining the regional goals, when applicable.

Avon intends to provide in its 2008 proxy statement disclosure of the elements of its 2007 EIP as described above to the extent material and to the extent that disclosure would not result in competitive harm.

2006-2007 Turnaround Incentive Plan

In March 2006, the Compensation Committee approved a new two-year Turnaround Incentive Plan (“TIP”). This new component of long-term incentive compensation is designed to focus NEOs and other key executives on new re-calibrated financial and strategic objectives over the performance period 2006-2007. The target and maximum payouts, which are based on performance against the initiatives set forth in the turnaround plan, are disclosed in the Grants of Plan Based Awards table on page 33 of the 2007 proxy statement.

Avon proposes to disclose in the 2008 proxy statement the following performance goals and performance measures under the TIP, and weightings:

Weight	Goals	Measures
20%	Commit to Brand Competitiveness	- Skincare and Color Care category sales against market growth

20%	Win with Commercial Edge	- Promotions (depth, frequency) - Brochure productivity (sales per page) - Size of line reduction - Active Representative Growth - Leadership Adoption - Representative Service

20%	Elevate Organizational Effectiveness	- Reduction in organizational layers and positions - Adoption of matrix structure

20%	Radically Transform the Cost Structure	- Restructuring Plan of $500mm - Zero Overhead Growth 2007

20%	Chairman’s Overall Summary	- Overall performance against goals

Timothy A. Geisheker, Esq.

October 19, 2007

There are no pre-established quantitative levels of achievement for any of these goals or measures, other than described in the above chart. The Committee will evaluate performance against the goals and will apply quantitative measures that it deems appropriate after the end of the performance period, but the actual payouts will be based on the Committee’s subjective assessment at that time. No payout will be made under the TIP unless the cumulative global operating profit goal is met for 2006 and 2007. The cumulative global operating profit goal is aligned with the threshold operating profit goals under the EIP. The quantitative level of the cumulative operating profit goal, together with other quantitative factors that the Committee considers in its subjective assessment that are material to an understanding by shareholders of the TIP, will be disclosed in the 2008 proxy statement upon completion of the TIP at the end of 2007.

2005-2007 Performance Cash Plan

Avon believes that its disclosure of its 2005-2007 Performance Cash Plan on page 27 of the 2007 proxy statement complies with Item 402(b) of Regulation S-K and provides the material information necessary to shareholder understanding. Avon has determined that the performance targets in this plan, which were established before the Company’s turnaround plan was instituted, will not be achieved. Avon does not therefore believe that disclosure of the quantitative levels of the performance targets are material to investors and that disclosure of the level of difficulty in achieving the targets has been satisfied because disclosure has already been made that the targets will not be achieved.

Restricted Stock Unit Awards

As noted on pages 26 and 27 of the 2007 proxy statement, the restricted stock units granted to the CEO in 2006, as well as those granted to all the NEOs in 2007, including the CEO, will vest only upon the attainment of cumulative global revenue and operating profit goals over the three year vesting period of the restricted stock units. Thus, in order to obtain a payment of these restricted stock units, a NEO must satisfy both a three-year service requirement as well as achieve the financial goals. The Committee has established the revenue and operating profit goals for the first year (2006) and second year (2007) of Ms. Jung’s three-year performance period and for the first year (2007) of the three-year performance period for the other NEOs. The Committee has not yet set the performance goals for the remainder of the performance periods and will do so only at the beginning of each year thereof as such performance goals are designed to be aligned with the threshold global revenue and operating profit goals under the annual EIP for that year. Therefore, as these performance goals are cumulative over the performance period, disclosure of the goals for the individual years would not provide meaningful information to shareholders until the completion of the performance period. Avon will disclose the quantitative performance goals thereof, in its proxy statement issued after the conclusion of each respective three year performance period.

Timothy A. Geisheker, Esq.

October 19, 2007

Summary

The proposed disclosure for each of the plans and awards, as described above, assumes that the plans and awards will remain substantially the same in 2007 for purposes of the 2008 proxy statement. Based on this assumption Avon expects its 2008 proxy statement will contain disclosure of:

•

quantitative global revenue and global operating profit goals under Avon’s 2007 EIP to the extent such goals provide material information necessary to an understanding by shareholders and to the extent that such disclosure would not result in competitive harm;

•

an explanation of the process of the Committee in determining the amount of award to be actually paid to the NEOs after it has determined the level of achievement of the revenue and operating profit goals as set forth above; and

•

performance goals under Avon’s 2006-2007 Turnaround Incentive Plan, including the cumulative operating profit goal and any other quantitative factors that the Committee considered that provide material information necessary to an understanding by shareholders of the Plan after the completion of the performance period.

The cumulative revenue and operating profit goals under Avon’s performance-based restricted stock unit awards will be disclosed beginning in Avon’s 2009 proxy statement for Ms. Jung’s 2006 restricted stock unit award, upon completion of the 2006 – 2008 performance period, and for the other NEOs beginning in Avon’s 2010 proxy statement for their 2007 restricted stock unit awards, upon completion of the 2007 – 2009 performance period.

The Company may change the design, scope or application of its compensation policies, practices or plans from time to time and such changes may be material. Therefore, the Company reserves the right not to disclose those elements of such a policy, practice or plan to the extent that such disclosure would result in competitive harm to the Company.

Comment 2

2.

The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Please revise to explain and place in context why you chose to pay each element and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated

Timothy A. Geisheker, Esq.

October 19, 2007

or contemplated awards. Refer to Item 402(b)(1)(iv) and (vi) of Regulation S-K.

Response

In response to this comment, the Company proposes to provide revised disclosure in its 2008 proxy statement under the caption “Elements of Compensation” in its Compensation Discussion and Analysis in accordance with Items 402(b)(1)(iv) and (vi) as well as Instruction 3 to Item 402(b) of Regulation S-K. For example, if this disclosure were to have been made in the 2007 proxy statement, the Company would have disclosed that it pays competitive base salaries to the NEOs in order to compensate them for their contributions based on job responsibilities and individual performance and in order to retain them in the Company’s employ. Ms. Jung and Ms. Smith did not receive salary increases during 2006 because the Company believed that their base pay levels were appropriately aligned with market. Mr. Cramb’s salary was set pursuant to his employment offer letter agreement. Mr. Connolly received a merit increase of approximately 5% for internal and external market adjustment purposes. Mrs. Kropf did not receive a salary increase in 2006 due to her impending retirement.

Awards are made under the Company’s EIP to motivate and reward executives for meeting or exceeding the Company’s annual financial goals and their personal contributions toward such goals during the year.

The Company would also disclose that, unlike the EIP which motivates and rewards for one year of performance, awards of stock options and restricted stock units are designed to encourage long-term focus and reward increases in shareholder returns while encouraging executives to remain in the Company’s employ. The level of stock option and restricted stock unit awards is determined based on competitive practice as well as on the grantee’s individual performance and potential individual contribution to the growth and development of the Company. When determining award sizes for each NEO, the Committee also considered the executive’s opportunities under the long-term cash incentive plans in order to assess the executive’s aggregate equity and cash long-term incentive opportunity.

Consistent with the Company’s philosophy, each of the NEOs received a grant of long-term incentives which is competitive within the range of the market.

Disclosure would also be made that, in addition to options and restricted stock units, the Company uses performance cash plans to incentivize its executives to achieve its multi-year objectives. Awards are made under the long-term incentive plans to encourage long-term retention and motivate executives to achieve the goals of the Company’s multi-year turnaround plan. In establishing the Turnaround Incentive Plan, the Committee determined that it desired executives to focus on achieving the Company’s strategic and financial goals in order to fully align with its turnaround plan objectives.

Timothy A. Geisheker, Esq.

October 19, 2007

Comment 3

Compensation Philosophy and Objectives, page 22

You state that the overall executive compensation levels are targeted at the median of the market. Please revise to disclose the actual, as opposed to targeted, percentiles represented by the actual compensation paid for your 2006 fiscal year.

Response

In response to this comment, the Company proposes to provide disclosure in its 2008 proxy statement of the actual percentiles represented by actual total compensation. For example, if this disclosure were to have been made in its 2007 proxy statement, the Company would have disclosed, using 2006 data, that consistent with the Company’s philosophy of targeting the compensation of its sustained top performers at the 75th percentile of the market, the total 2006 salary and annual and long term incentive compensation for the NEOs fell, on average, at the 75th percentile of the market.

Comment 4

External Compensation Consulting Firm, page 22

We note the disclosure pertaining to the Mercer HR Consulting and the Compensation Committee. Your disclosure should include a complete description of the nature and scope of the assignments of the consultants and how their roles and responsibilities differ depending on whether they have been engaged by management or the Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K. In addition, we also note that you work with consultants, such as Towers Perrin, Hewitt Associates, etc., in addition to Mercer. Please revise to provide a materially complete description of these consultants’ roles with the company.

Response

In response to this comment, the Company proposes to include additional disclosure, to the extent applicable, in its 2008 proxy statement, under the caption “External Compensation Consulting Firm” in its Compensation Discussion and Analysis (see pages 22-23 of the 2007 proxy statement). For example, if this disclosure were to have been made in its 2007 proxy statement, the Company would have disclosed that the Committee has engaged an external executive compensation consulting firm, Mercer, to advise it on executive compensation issues for Senior Officers, including, but not limited to, annual adjustments to pay levels, market practices regarding executive compensation including incentive plan design, equity awards, executive retirement and other benefit programs, and employment contracts. As noted on page 23 of the 2007 proxy statement, “Senior Officers” include all

Timothy A. Geisheker, Esq.

October 19, 2007

NEOs as well as other officers at or above the level of Senior Vice President and, for 2006, an additional officer covered under Rule 16a-1(f) under the 1934 Act. Mercer reports to the Committee and consults directly with the Chair as requested. Mercer typically attends Committee meetings when the compensation of NEOs is scheduled to be discussed and, during the Committee’s deliberations on the CEO’s compensation, Mercer participates in the executive sessions of the Committee, typically without any members of management being present. Mercer also assists management in implementation of changes in the compensation of Senior Officers that are determined by the Committee. The Committee has the sole authority to continue or terminate its relationship with Mercer.

The Company would also have disclosed that Mercer has also been retained by management to provide compensation consulting advice and services for officers and other executives below the level of Senior Officers. The Company believes that it is efficient for alignment and consistency purposes to have a compensation consultant familiar with its total compensation program to provide data, analysis and consultation on compensation matters for its Senior Officers as well as for officers and other executives below the Senior Officer level. Mercer personnel involved in compensation matters for the Committee do not participate in any other services provided by Mercer to the Company.

The foregoing disclosure describes the nature and scope of Mercer’s assignments and the manner in which its role and responsibilities differ depending on whether Mercer has been engaged by management or the Committee. Page 23 of the 2007 proxy statement states that management used Towers Perrin, Hewitt Associates and Watson Wyatt on compensation and benefits issues. As these other consulting firms did not advise on Senior Officer compensation during 2006, however, the Company believes that disclosure of their functions is not material to shareholders and may be confusing. The Company also believes that such disclosure is not required by Item 407(e)(3)(iii) of Regulation S-K. Avon therefore intends to omit future references to these other consultants unless, in future years, they have been engaged with respect to the compensation of our Senior Officers.

Comment 5

Annual Executive Compensation Review, page 23

We note that you list the companies to which you benchmark. Please disclose the degree to which the Compensation Committee considered such companies comparable to you. We also note that you make comparisons to other consumer goods organizations with annual revenues ranging between approximately $6 and $10 billion. Please revise to identify these other consumer goods organizations.

Timothy A. Geisheker, Esq.

October 19, 2007

Response

The Company benchmarks the compensation of the CEO and CFO against the 12 companies listed on pages 23-24 of the 2007 proxy statement. This group of peer companies was selected based on the fact that the Company competes with these organizations for employees, customers and shareholders. These companies are comparable to Avon in terms of their consumer products orientation, size and global scale. Avon refers to this group of 12 companies as its “peer group.”

Avon is one of the largest direct-selling companies in the world and the largest direct seller of cosmetics and beauty products. Avon does not believe that other direct-selling companies have a similar industry focus in addition to the size and global scale to be comparable to Avon so as to be included in its peer group. Further support for Avon’s determination of which companies constitute its peer group is shown by Avon’s recent senior executive hires, each of whom came from consumer products companies that are not direct-selling companies.

In 2006, the Company benchmarked the compensation of its CEO and CFO against the peer group. The Company benchmarks the compensation of its Senior Officers other than its CEO and CFO, including the other NEOs, against the peer group and another group of 16 consumer products companies in Mercer’s Consumer Goods Industry Composite (four of which are in the peer group). Although there is typically sufficient data available from peer group information for the CEO and CFO positions, there is typically insufficient data available solely from the peer group of 12 companies for the other NEO positions and this is the reason that the Company uses a broader group to obtain data on the other NEOs. This second group of 16 consumer goods companies is comprised of organizations with annual revenues ranging between approximately $6 billion and $10 billion and includes the following four companies which are also in the peer group: Campbell Soup, Estee Lauder, H.J. Heinz and Kellogg. “Market” refers to the peer group of 12 companies where available data exists, and otherwise to Mercer’s Consumer Goods Industry Composite. The other 12 companies in the Mercer Consumer Goods Industry Composite are: Black and Decker; Brunswick; Dean Foods; Dole Food; Fortune Brands; Hormel Foods; Land O Lakes; Mattel; Molsen Coors Brewing; Newell Rubbermaid; Reynolds America; and VF Corporation. The Company also uses data from this other group of 16 companies for the CEO and CFO when a sufficient amount of comparative data is not available from the peer group data for which the Committee is seeking relevant information.

The Committee’s goal is to provide total compensation packages that are competitive with prevailing practices within its peer group and market. The use of benchmarking against the peer group and market is only one of the elements in the Committee’s determination process as the Committee retains flexibility within the compensation program in order to respond to and adjust for specific circumstances, personal achievement and the evolving business environment.

Timothy A. Geisheker, Esq.

October 19, 2007

Avon will provide disclosure of the foregoing, to the extent applicable, in its 2008 proxy statement.

Comment 6

Elements of Compensation, page 24

Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, please explain why.

Response

The Company targets total compensation at the 75th percentile of the market rather than each element of compensation for sustained top performers, such as the NEOs. The Company will include in its 2008 proxy statement an explanation of where actual total compensation amounts fell outside the targeted level.

For example, if this disclosure were to have been made in the 2007 proxy statement, the Company would have disclosed that the total compensation amounts for the NEOs fell, on average, at the 75th percentile of market. None of the total compensation amounts for the NEOs was outside the range of the 75th percentile (upper third quartile to lower fourth quartile).

Comment 7

Summary Compensation Table, page 30

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note wide disparities in Ms. Jung’s compensation as compared to that of the named executive officers (except for Ms. Kropf who retired last year). Given this, please provide a more detailed discussion of how and why Ms. Jung’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response

In response to this comment, the Company proposes to include additional disclosure in its 2008 proxy statement. For example, if this disclosure were to have been made in the 2007 proxy statement, the Company would have disclosed that the Compensation

Timothy A. Geisheker, Esq.

October 19, 2007

Committee applies the same compensation philosophies and guiding principles when determining total compensation for all NEOs, including Ms. Jung. The total compensation level for Ms. Jung differs from the other NEOs for several reasons. First, as CEO, Ms. Jung has ultimate management responsibility and the key leadership role in the Company and has substantially greater decision making authority and responsibility than other NEOs. Second, the CEO has the primary responsibility of carrying out the strategic plans and policies and is the officer with ultimate accountability. Third, it is customary for CEOs to be compensated at a multiple of the compensation of other NEOs.

More specifically, as the salary and incentive award levels of chief executive officers are generally higher than those of the other NEOs, Ms. Jung’s salary and incentive award levels are higher than that of Avon’s other NEOs in order to be consistent with other companies in its peer group. The Company would further disclose that the Committee used the same principles for all the NEOs in determining the level of their equity based incentive compensation, including consideration of the range appropriate to the executive’s level as compared to the market, individual performance and potential future individual contributions to the growth and development of the Company.

The Company would also disclose that in order to incentivize Ms. Jung to achieve the goals of the Company’s turnaround plan and to place a significant portion of her compensation at risk based on the Company’s performance, the 2006 restricted stock unit award for Ms. Jung will not be paid unless both cumulative revenue and operating profit goals aligned with the threshold global revenue and operating profit goals under the annual EIP are achieved during the three year period 2006-2008. In addition, in order to further incentivize its NEOs to achieve the multi-year financial and strategic goals, the 2007 grant of restricted stock units for all the NEOs, including Ms. Jung, will vest only upon the attainment of cumulative revenue and operating profit goals over the period 2007-2009 similar to Ms. Jung’s performance-based restricted stock units.

The change in pension value for Ms. Jung and Mr. Connolly is higher than for Ms. Smith and Mr. Cramb as Ms. Jung and Mr. Connolly participate in the SERP whereas Ms. Smith and Mr. Cramb, who are more recently hired executives, do not. See “Pension Benefits” on pages 37-42 of the 2007 proxy statement. Ms. Smith and Mr. Cramb are not eligible to participate in the SERP as it is closed to new participants.

Comment 8

Perquisites, Page 31

Please revise to disclose in a footnote your methodology for computing the aggregate incremental cost for perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Timothy A. Geisheker, Esq.

October 19, 2007

Response

In response to the comment, the Company proposes to include additional disclosure, to the extent applicable, in its 2008 proxy statement at the end of footnote (5)(a) to the Summary Compensation Table. For example, if this disclosure were to have been made in the 2007 proxy statement, the Company would have stated that the perquisite amounts disclosed are the actual costs incurred by the Company for payment: (i) of reimbursements to the executive for allowable expenses actually incurred for financial planning, tax preparation, and other items covered by the flexible spending allowance up to the maximum permissible amount, and for home security systems and services; (ii) through direct billing to the Company by vendors managing our auto lease program, personal auto and excess liability premiums and executive health exams; and (iii) a $20,000 flexible spending allowance payable directly to Mr. Cramb pursuant to the terms of his employment agreement. The actual and incremental cost for the complimentary Avon products is nominal.

Comment 9

Potential Payments Upon Termination of Employment or Change-In-Control, page 44

Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Besides the employment agreement, please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(j)(3) of Regulation S-K.

Response

The Company has individual employment agreements with the CEO, Ms. Smith, Mr. Cramb and Mr. Connolly, each of which provides for payments upon termination of employment under certain circumstances. These employment agreements were based on competitive practice at the time that the Company entered into such agreements. The employment agreements for Ms. Smith and Messrs. Cramb and Connolly provide substantially similar post-termination benefits with Mr. Connolly’s agreement being more generous in certain areas as described on pages 51 and 52 of the 2007 proxy statement to induce Mr. Connolly to continue in the Company’s employ because of his unique knowledge of the direct selling industry. The termination of employment benefits for Ms. Jung are higher in order to keep her benefits competitive with other CEOs.

The Company believes that these post-termination benefits continue to conform to competitive practice. For a detailed description of the post-termination benefits for the CEO, Ms. Smith, Mr. Cramb and Mr. Connolly, see “Potential Payments Upon Termination of Employment or Change-in-Control” beginning on page 44.

Timothy A. Geisheker, Esq.

October 19, 2007

The 2008 proxy statement will include substantially the foregoing disclosure, to the extent applicable.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (202) 637-2242 to discuss this response.

Sincerely,

/s/ John J. Huber
John J. Huber of Latham & Watkins LLP